

07000687



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FEB 2 6 2007
152
SECTION
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen & Ramilstella, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2340 Garden Road, Suite 202
(No. and Street)

Monterey,	California	93940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Petersen 831-372-3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260		Los Angeles, CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen & Ramistella, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


CRISTOFER A. CABANILLAS
Commission # 1442629
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2007

Signature

Vice President

Title

2/22/07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

PETERSEN & RAMISTELLA, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

2340 Garden Road, Suite 202
Monterey, CA 93940

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

I have audited the accompanying statement of financial condition of Petersen & Ramistella, Inc. as of December 31, 2006 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Petersen & Ramistella, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petersen & Ramistella, Inc. as of December 31, 2006 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 13, 2007

PETERSEN & RAMISTELLA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	
Checking	$ 13,439
Accounts receivable	
Clients	13,729
Related party – rent and miscellaneous expenses	3,572
	17,301
Prepaid expenses	1,720
Organization costs less accumulated amortization of $2,396	1,179
	2,899
TOTAL ASSETS	$ 33,639

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 738
Accrued liabilities	1,110
TOTAL LIABILITIES	1,848
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized; 2,000 shares outstanding	46,100
Retained deficit	(14,309)
TOTAL SHAREHOLDERS' EQUITY	31,791
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 33,639

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Fees	$ 937,246
Commissions	296,783
Other	2,402
TOTAL REVENUE	1,236,431
EXPENSES	
Commissions	1,169,726
Operating expenses – page 11	71,940
TOTAL EXPENSES	1,241,666
INCOME BEFORE INCOME TAXES	(5,235)
FEDERAL TAX PROVISION	0
FRANCHISE TAX PROVISION	800
NET INCOME (LOSS)	$(6,035)

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	2,000	$46,100	$(8,274)	$ 37,826
Net Income (Loss)			(6,035)	(6,035)
Balance, December 31, 2006	2,000	$46,100	$(14,309)	$ 31,791

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net (loss)	$(6,035)
Amortization	600
Changes in operating assets and liabilities:	
Accounts receivable	5,628
Prepaid expense	(244)
Accounts payable	155
Accrued liabilities	844
Net cash provided from operating activities	948
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Net increase in cash	948
Cash at beginning of year	12,491
Cash at December 31, 2006	$ 13,439
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ --

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Petersen & Ramistella (PRI or the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor. PRI was incorporated September 12, 2002 in California and became a member of the National Association of Securities Dealers March 9, 2003.

The Company's sole office is in Monterey, California and is run by two principals, Messrs. Petersen and Ramistella.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company's financial statements are maintained on the accrual basis of accounting.

B. The Company files its tax return on the cash basis of accounting. Deferred taxes for timing differences, principally accrual basis versus cash basis, are accounted for as deferred taxes.

C. Organization costs are amortized over sixty months by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the net capital was $11,591, which exceeded the required minimum capital by $6,591. The aggregate indebtedness to net capital percentage is 16%.

NOTE 4 - EXEMPTION FROM THE SEC RULE 15C3-3

PRI receives sales commissions and commissions from mutual fund trailers and does not hold securities for customers.

Therefore, PRI is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 5 – PROVISION FOR INCOME TAXES

The Company has elected to be treated as a Small Business Corporation starting January 1, 2005. All the income or losses will be passed through to each individual shareholder and taxes are paid at each individual shareholder's rate. The Company is subject to a California state tax of 1.5% with a minimum of $800 per year.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company sub leases a portion of its office facility (50%) to Mr. Petersen, a related party.

NOTE 8 – CONTINGENCIES

PRI leases office space for $3,427 per month. The lease which includes cost of living increases became effective September 1, 2006 and runs through August 31, 2011 with the options to renew beginning September 1, 2011 through August 31, 2016. Future scheduled annual rents are:

2007	$ 41,536
2008	42,784
2009	44,068
2010	45,388
2011	30,856
	$204,632

PETERSEN & RAMISTELLA, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 31,791
Non allowable assets - Page 9	(20,200)
NET CAPITAL	$ 11,591
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 123
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 6,591
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 11,406
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,848
Percentage of aggregate indebtedness to net capital	16%

RECONCILIATION

The following is a reconciliation as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2006

NON-ALLOWABLE ASSETS

Accounts Receivable – Clients	$13,729
Accounts Receivable – Related Party	3,572
Prepaid Expense	1,720
Organization Costs	1,179
	$20,200

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petersen & Ramistella
Monterey, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 13, 2007

PETERSEN & RAMISTELLA, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Amortization	$ 600
Bank Service Charge	20
Contributions	70
Insurance	1,666
Internet	1,100
Janitorial	996
Licenses and Permits	7,125
Office Expense	2,270
Payroll Taxes	687
Postage and Delivery	2,393
Printing & Reproduction	958
Professional Fees	22,916
Promotion	1,000
Rent	19,310
Repair	90
Security	306
Solicitor Fee	1,775
Telephone	2,244
Utilities	1,414
Wages	5,000
Total	$71,940

See Accompanying Notes to Financial Statements.

PART II

PETERSEN & RAMISTELLA, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In planning and performing my audit of the financial statements and supplemental schedules of Petersen & Ramistella, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 13, 2007

END